[Letterhead of U.S. Bancorp]

December 21, 2011

Mr. Sebastian Gomez Abero

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	U.S. Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

File No. 001-06880

Dear Mr. Abero:

Set forth below is the response of U.S. Bancorp (the “Company”) to comment 12 set forth in a letter dated November 22, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Company with respect to the above referenced documents. The Company’s responses to the other comments set forth in the Comment Letter were previously filed with the Commission on December 7, 2011.

The Staff’s comment 12, indicated in bold, is followed by the Company’s response.

12.	We note your response to comment 32. We disagree with your conclusion that pretax income targets and results are not material to a fair understanding of NEO compensation since those targets accounted for up to 65% of the bonus pool for some of your NEOs. In order to better evaluate your competitive harm analysis, please identify for us the 41 pretax income targets and results. If you believe you would be providing us with confidential information in order to respond to this comment, you may provide such information under Rule 83. Finally, please provide a draft of the disclosure you propose to include in future filings which will clarify the manner in which your NEO bonus compensation amounts are determined.

In response to the Staff’s request, the company is submitting separately, as supplemental information, the business line pretax income targets and actual results from 2010. The company hereby requests confidential treatment of the contents of this supplemental information pursuant to 17 C.F.R. § 200.83 under the Freedom of Information Act. In addition, the company requests that this supplemental information be returned to the company upon completion of the Staff’s review under Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 21, 2011

Additionally, set forth below is a draft of the disclosure that the Company anticipates including in the proxy statement for its 2012 annual meeting of shareholders describing the manner in which NEO bonus compensation amounts are determined. This disclosure is based on the method the Compensation Committee of the Company’s Board of Directors currently expects to utilize to determine bonuses for 2011 performance, but the final bonus determinations will not be made until January 2012 based on full-year 2011 performance. Accordingly, solely for illustrative purposes, this proposed 2012 proxy disclosure has been drafted using 2010 performance information, because full-year 2011 performance information and final bonus determinations are not available as of the date of this letter.

Annual Cash Incentive Awards

Formula-Based Cash Bonus Plan

All management-level employees, including our managing committee members, have the opportunity to earn annual cash bonus awards based on achievement of corporate and business line financial plans.

The company’s business is comprised of 41 revenue-producing business lines and 20 corporate support business lines, each of which establishes an individual annual financial plan that makes up a portion of the company’s overall annual financial plan. Each business line financial plan contains a pre-tax operating income target. Under the cash incentive plan applicable to most of our management-level employees (the “Annual Incentive Plan,” or “AIP”), that target and the corporate EPS target are then compared to actual results to determine what formula percentage (from 0% to 200%) of the aggregate target bonuses of those employees in the business line will be available to fund awards.

The formula percentage to be applied to the aggregate target bonuses to determine bonus funding available for each business line under the AIP is calculated as follows:

•

The percentages by which actual corporate EPS differs from the EPS target and actual business line pretax operating income differs from target pretax operating income are each multiplied by a leverage factor of four, which magnifies the positive or negative variation of actual results. For example, if the actual corporate EPS were 5% greater than the EPS target, the formula would multiply 5% by four to arrive at 20%. The 20% would then be added to 100% to get an EPS percentage component (“EPS Bonus Funding Component”) of 120%. If the actual business line pretax operating income were 3% below target, the formula would multiply 3% by four to arrive at 12%. The 12% would then be subtracted from 100% to get a business line percentage component (“Business Line Bonus Funding Component”) of 88%. The EPS Bonus Funding Component and the Business Line Bonus Funding Component, respectively, may not be less than 0% or greater than 200%.

•

The formula percentage is then calculated by applying 35% to the EPS Bonus Funding Component and 65% to the Business Line Bonus Funding Component to arrive at a weighted aggregate percentage (the “Bonus Funding Percentage”) for a particular business line. For example, a 120% EPS Bonus Funding Component weighted 35% and an 88% Business Line Bonus Funding Component weighted 65% results in a Bonus Funding Percentage of 99.2%.

•

The Bonus Funding Percentage in the case of a corporate support business line is calculated slightly differently, with 35% based on the EPS Bonus Funding Component, 50% based on the weighted average Business Line Bonus Funding Components of each of the business lines served by the support business line, and 15% based on the support line’s performance against its financial target.

•

The aggregate target bonuses of management-level employees in the business line are multiplied by that business line’s Bonus Funding Percentage to determine the total amount available to fund bonus awards in that business line.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 21, 2011

The initial calculation used to determine cash bonus awards for the managing committee members, including the NEOs, is made at a total company level after the above calculation has been made for each of the 61 business lines. A percentage (the “Overall Bonus Funding Percentage”) is calculated by dividing (1) the total dollar amount of all funds available for bonuses in all 61 business lines, by (2) the total dollar amount of all target bonuses of all bonus-eligible employees in all 61 business lines. The Overall Bonus Funding Percentage is used as the initial calculation of the percentage of target bonuses to be awarded to the managing committee members, including the NEOs. In [2010], U.S. Bancorp’s EPS was [$1.73], or [32.6%] greater than its EPS target of [$1.27], so the EPS Bonus Funding Component was [200% (because four times 32.6% plus 100% exceeded the 200% maximum)]. The [2010] Business Line Bonus Funding Components for the company’s 61 business lines ranged from [0% to 200%]. The Bonus Funding Percentages for the company’s 61 business lines in [2010] ranged from [70% to 200%]. The Overall Bonus Funding Percentage in [2010] was [141.2%].

It is the view of the Compensation and Human Resources Committee (the “Committee”) that the annual cash incentives for managing committee members should be set using an aggregate measure rather than a measure solely related to the performance of the set of business lines for which the individual is responsible. This is because, in the view of the Committee, the managing committee is a team responsible for the performance of the entire company and should therefore have incentive funding levels reflecting the performance of the entire company.

The Committee believes that the EPS and business line operating plan targets used in this plan, which forms the basis for the managing committee members’ bonus funding amounts, are also appropriate performance measurements for the managing committee members because:

•	EPS is an important indicator of profitability that aligns the interests of the executive officers with those of shareholders;

•	EPS captures elements of corporate performance that are beyond those of the individual operating business lines, such as corporate funding policies and the management and use of capital;

•	The business line income targets are the fundamental drivers of the company’s revenues and income before taxes;

•

Using business line and corporate targets that are part of the company’s annual financial plan, which is approved by the company’s Board of Directors after discussion of, among other things, the degree of achievability of that financial plan, is designed to create goals that are challenging yet reasonably achievable, which should not only tend to result in bonus funding amounts that are at approximately 100% of target, but also to provide incentives to take appropriate amounts of risk to achieve those goals (see Risk Oversight by the Board of Directors –Risk Inherent in Compensation Policies and Practices, above); and

•	The Committee values the clear alignment of incentives for executive officers and other management employees resulting from shared performance metrics.

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 21, 2011

For each individual working within a particular business line, his or her bonus is awarded from that business line’s funded bonus pool. His or her actual bonus award is determined based on a qualitative review of the employee’s individual performance during the year against predetermined non-financial goals and objectives.

After total bonus funding for the management committee members has been determined in the aggregate as outlined above, the actual cash bonus award for each managing committee member, including the NEOs, is determined by the Committee as described below.

Determination of NEO Cash Bonus Amounts

The cash bonus awards for managing committee members in 2011 were determined in January 2012 based on 2011 corporate and business line performance. While the initial calculation of the incentive bonus amounts is determined by formula as described above, the actual bonus amounts awarded by the Committee are discretionary. Beginning with the amount determined as described above, the Committee then determines the final amount of each executive officer’s annual incentive award based on the Committee’s evaluation of his or her individual performance and contributions during the year.

With the view that the level of each managing committee member’s cash bonus should reflect more closely the levels of the cash bonuses received by the people who work, directly or indirectly, under his or her management, one factor considered by the Committee in setting the final individual bonus award for each managing committee member that manages a revenue-producing business was the amount by which the total funding levels for the bonus pools of the business lines for which the managing committee member is responsible differed from their target funding levels. The Committee also considered the CEO’s individual performance, and the CEO’s views regarding the individual performance of the other managing committee members, in determining managing committee members’ cash bonuses, including performance relative to risk management, internal leadership, development and other business goals, as well as factors including credit quality and audit and compliance results.

Awards for the NEOs are granted under our 2006 Executive Incentive Plan (the “EIP”). The EIP sets the maximum award level that can be given to any NEO under the plan for any year at 0.2% of the company’s net income for the year. The Committee then uses negative discretion to reduce the amount of an executive’s cash bonus award based on the process described above. This maximum award amount was established principally to position the EIP to comply with regulations under Section 162(m) of the Internal Revenue code, as amended (the “Code”), and is not indicative of the expected level of actual awards.

*        *         *        *        *        *        *

The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *         *        *        *        *        *

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

December 21, 2011

Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford, Executive Vice President and Controller, at (612) 303-5238 or by fax at (612) 303-4801.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer

Andrew Cecere, Vice Chairman and Chief Financial Officer

Lee R. Mitau, Executive Vice President and General Counsel